Mail Stop 3561

December 13, 2006

Via Fax & U.S. Mail

Mr. Fred Bauer, Chief Executive Officer
Gentex Corporation
600 N. Centennial Street
Zeeland, Michigan 49464

      Re: Gentex Corporation
              Form 10-K for the year ended December 31, 2005
              Filed February 21, 2006
              File No. 000-10235

Dear Mr. Bauer:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Linda Cvrkel
                        Branch Chief